File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE

INVESTMENT COMPANY ACT OF 1940

AMERICAN FAMILY LIFE INSURANCE COMPANY

AMERICAN FAMILY VARIABLE ACCOUNT I

AMERICAN FAMILY VARIABLE ACCOUNT II

Communications, Notice, and Order to:

David C. Holman, Esq.

American Family Life Insurance Company

6000 American Parkway

Madison, Wisconsin 53783-0001

Copies to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20001-3980

January 8, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)
)
AMERICAN FAMILY LIFE INSURANCE COMPANY	)
AMERICAN FAMILY VARIABLE ACCOUNT I	)	APPLICATION
AMERICAN FAMILY VARIABLE ACCOUNT II	)	FOR AN ORDER OF
	)	APPROVAL PURSUANT
6000 American Parkway	)	TO SECTION 26(c) OF THE
Madison, Wisconsin 53783-0001)		INVESTMENT COMPANY
	)	ACT OF 1940
)
File No. 812-)

American Family Life Insurance Company (the “Company”), American Family Variable Account I (the “Life Account”), and American Family Variable Account II (the “Annuity Account”) (together, the “Applicants”) hereby request an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of the Vanguard Money Market Portfolio (“Replacement Portfolio”) of the Vanguard Variable Insurance Fund (“Vanguard Fund”) for Initial Class Shares of the Fidelity Variable Insurance Products Money Market Portfolio (“Replaced Portfolio”) of the Fidelity Variable Insurance Products Fund (“Fidelity Fund”), currently held by the Life Account and the Annuity Account (each an “Account,” together, the “Accounts”) to support variable life insurance and annuity contracts issued by the Company (collectively, the “Contracts”).

I.	DESCRIPTION OF THE APPLICANTS, THE FUNDS, AND THE CONTRACTS

A.	Applicants

1.	American Family Life Insurance Company

The Company is a stock life insurance company organized under Wisconsin law in 1957. The Company is a wholly-owned subsidiary of AmFam, Inc. AmFam, Inc. is a downstream holding company and a wholly-owned subsidiary of American Family Mutual Insurance Company (“American Family Mutual”). American Family Mutual is one of the leading property/casualty insurance companies in the United States with operations in nineteen states located primarily in the Midwest. As of December 31, 2011, the Company had assets in excess of $5.4 billion.

The Company conducts a conventional life insurance business and is authorized to transact the business of life insurance, including annuities, in twenty-seven states. For purposes of the Act, the Company is the depositor and sponsor of each of the Accounts as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.	The Accounts

Under the insurance law of Wisconsin, the assets of each Account attributable to the Contracts issued through that Account are owned by the Company, but are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. To the extent so provided under the applicable Contracts, that portion of the assets of any Account equal to the reserves and other Contract liabilities with respect to that Account are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, realized or unrealized, from the assets of each Account are credited to or charged against that Account without regard to the other income, gains, or losses of the Company. Each Account is a “separate account” as defined by Rule 0-1(e) under the Act. Each Account is registered with the Commission as a unit investment trust.1 Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment vehicles underlying the Contracts. Currently, the Replaced Portfolio is available as an investment option under the Company’s variable life insurance and variable annuity Contracts.

The Life Account is currently divided into nine (9) subaccounts. The assets of the Life Account support variable life insurance contracts and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-6 (File Nos. 333-44956 and 333-147408).

The Annuity Account is currently divided into nine (9) subaccounts. The assets of the Annuity Account support variable annuity contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 333-45592).2

1  File No. 811-10097 (the Life Account); File No. 811-10121 (the Annuity Account).

2  Pursuant to Rule 0-4 under the Act, these registration statement files and other registration statement files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

B.	The Funds

1.	Fidelity Variable Insurance Products Fund

The Fidelity Fund is registered as an open-end management investment company under the Act (File No. 811-05361) and currently offers five (5) investment portfolios, each with multiple share classes. The Fidelity Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-17704).

Each portfolio of the Fidelity Fund has entered into an advisory agreement with Fidelity Management & Research Company (“FMR”) under which FMR acts as investment adviser for the portfolio. Under each investment advisory agreement, and subject to the supervision of the Fidelity Fund board of trustees, FMR has overall responsibility for the selection of investments in accordance with the investment objective, policies, and limitations of the portfolio and for handling the portfolio’s business affairs. FMR or its affiliates, subject to the supervision of the Fidelity Fund board of directors, provide the management and administrative services necessary for the operation of each portfolio. Each portfolio of the Fidelity Fund does, however, pay for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor, and independent trustees, among other fees and expenses.

Fidelity Investments Money Management, Inc. (“FIMM”), an investment adviser affiliate of FMR, has entered into a sub-advisory agreement with FMR under which FIMM acts as sub-adviser for certain of the portfolios of the Fidelity Fund, including the

Replaced Portfolio. FIMM has the day-to-day responsibility for choosing investments for the Replaced Portfolio. FMR pays FIMM for providing sub-advisory services. As of December 31, 2011, FMR and FIMM had approximately $1.0 billion and $602 billion in discretionary assets under management, respectively. The principal offices of FMR and FIMM are located at 82 Devonshire Street, Boston, Massachusetts 02109.

Fidelity Management & Research (U.K.) Inc. (“FMR U.K.”), Fidelity Management & Research (Hong Kong) Limited (“FMR H.K.”), and Fidelity Management & Research (Japan) Inc. (“FMR Japan”), all investment adviser affiliates of FMR, assist FMR with foreign investments of the Replaced Portfolio. FMR U.K., FMR H.K., and FMR Japan have each entered into a sub-advisory agreement with FMR and each acts as a sub-adviser to the Fidelity Fund. Under the sub-advisory agreements, FMR may receive from FMR U.K., FMR H.K., and FMR Japan, investment research and advice on issuers based outside the United States; further, FMR may receive from FMR U.K., FMR H.K., or FMR Japan, general investment advisory services. FMR pays FMR U.K., FMR H.K., and FMR Japan, for providing sub-advisory services.

Neither the Fidelity Fund, any of its portfolios, FMR, FMR U.K., FMR H.K., nor FMR Japan, are affiliated with the Applicants. The Fidelity Fund does not have manager-of-managers relief for the Replaced Portfolio.

2.	Vanguard Variable Insurance Fund

The Vanguard Variable Insurance Fund (the “Vanguard Fund”) is registered as an open-end management investment company under the Act (File No. 811-05962) and currently offers seventeen (17) portfolios, including the Replacement Portfolio. The

Vanguard Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-32216).

Pursuant to an investment advisory agreement between the Replacement Portfolio and The Vanguard Group, Inc. (“Vanguard”), Vanguard provides investment advisory services to the Replacement Portfolio. Vanguard manages the Replacement Portfolio subject to the supervision and oversight of the Replacement Portfolio’s board of directors.

Vanguard employs a single portfolio manager approach to managing the Replacement Portfolio. The Replacement Portfolio pays Vanguard an investment advisory fee that is a percentage of the average daily net assets of the Replacement Portfolio.

Vanguard, P.O. Box 2600, Valley Forge, PA 19482, was founded in 1975 and is a Delaware corporation whose outstanding shares are owned by the funds it oversees and indirectly by the shareholders of those funds. Vanguard provides investment advisory services to its member mutual funds, including the Vanguard Fund. As of December 31, 2011, Vanguard managed approximately $1.3 trillion in assets.

Neither the Vanguard Fund, any of its portfolios, nor Vanguard are affiliated with the Applicants. The Vanguard Fund has manager-of-managers relief for the Replacement Portfolio.3

C.	The Contracts

The Contracts are flexible premium variable annuity and variable life insurance contracts. The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a fixed basis.4 The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, throughout the insured’s life, and for a substantial death benefit upon the death of the insured. Under each of the Contracts, the Company reserves the right to substitute shares of one fund for shares of another, or of another investment portfolio, including a portfolio of a different management company.

For as long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account. Other than the Company’s right to impose certain limitations to deter market timing activity, the Contracts do not limit the number of transfers between the subaccounts or transfers from the subaccounts to the fixed account for any period of time. The Company does, however, assess a charge of $25 per transfer for transfers in excess

3 Vanguard Convertible Securities Fund, et al., Investment Company Act Rel. No. 26089 (June 25, 2003) (Order), Investment Company Act Rel. No. 26062 (May 29, 2003) (Notice), File No. 812-12380.

4 Because only fixed annuity payment options are available under the Contracts, the substitution will not affect Contracts that have been annuitized.

of twelve per contract year. Guaranteed living benefit rider features are not available with the Contracts.

II.	THE PROPOSED SUBSTITUTION

The Company proposes to substitute shares of the Replacement Portfolio for Initial Class shares of the Replaced Portfolio currently held in the Accounts (the “proposed substitution”). As of June 30, 2012, 0.72% of the Replaced Portfolio’s assets were invested in the Accounts and would be subject to the proposed substitution if so invested on the date of the substitution.

A.	Rationale for Proposed Substitution

The proposed substitution is part of an effort by the Company to provide a portfolio selection within the Contracts that: (1) provides competitive long-term returns relative to other funds in the asset class peer group with lower investment risk; (2) provides a more competitive fee structure relative to other funds in the asset class peer group; and (3) maintains the goal of offering a mix of investment options covering basic categories in the risk/return spectrum.

1.	Asset Class Representation

In year 2003 when the Company first selected the Replaced Portfolio, the Replaced Portfolio met its desire for a money market investment option. The Replaced Portfolio is positioned on the aggressive end of the risk/return spectrum for money market investment options and offered Contract owners a money market investment option with a relatively higher level of risk. Over the past nine years, the Replaced

Portfolio has performed in line with its peers, but at a relatively higher level of risk, as discussed below, leading the Company to reassess the position of its money market investment option. In an attempt to reduce the level of risk for the investment option while providing competitive long-term returns relative to other funds in the asset class peer group, the Company decided to select an alternative money market investment option. The Replacement Portfolio meets these goals.

2.	Contract Owner Expectations

Replacing the Replaced Portfolio with the Replacement Portfolio is appropriate and in the best interests of Contract owners because the stated investment objective, principal investment strategies, and principal investment risks of the Replacement Portfolio are substantially similar to those of the Replaced Portfolio, so that Contract owners will have continuity in investment expectations with somewhat lower risk. In addition, Applicants note that the net expenses of the Replacement Portfolio have been less than those for the Replaced Portfolio for the years ended December 31, 2011, 2010 and 2009. In that regard, Applicants believe that the Replacement Portfolio should provide a more competitive fee structure over the long-term.

B.	Comparison of Investment Objectives, Principal Investment Strategies, and Principal Investment Risks

The following charts set out the investment objectives, principal investment strategies, and principal investment risks of the Replaced Portfolio and Replacement Portfolio, as stated in their respective prospectuses.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO

Fidelity VIP Money Market Portfolio (Initial Class Shares)

Investment Objective

High current income consistent with preservation of capital and liquidity.

Principal Investment Strategies

FMR invests the Replaced Portfolio’s assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR also may enter into reverse repurchase agreements for the fund.

FMR will invest more than 25% of the fund’s total assets in the financial services industries.

In buying and selling securities for the Replaced Portfolio, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the Portfolio’s investments. FMR stresses maintaining a stable $1.00 share price, liquidity, and income.

Principal Investment Risks

Interest Rate Changes. Money market securities have varying levels of sensitivity to changes in interest rates. In general, the price of a money market security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and the securities of issuers in the financial services sector can be more sensitive to interest rate changes. Short-term securities tend to react to changes in short-term interest rates.

Foreign Exposure. Issuers located in foreign countries and entities providing credit support or a maturity-shortening structure that are located in foreign countries can involve increased risks. Extensive public information about the issuer or provider may not be available and unfavorable political, economic, or governmental developments could affect the value of the security.

In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers or providers in a different country or region.

Vanguard VIF Money Market Portfolio

Investment Objective

Current income while maintaining liquidity and a stable share price of $1.

Principal Investment Strategies

The Replacement Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry. The Portfolio maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

Principal Investment Risks

Income risk is the chance that the Portfolio’s income will decline because of falling interest rates. Because the Portfolio’s income is based on short-term interest rates – which can fluctuate significantly over short periods – income risk is expected to be high.

Manager risk is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

Credit risk is the chance that the issuer of a security will fail to pay interest and principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Replacement Portfolio because it invests only in securities that are considered to be of high quality.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO

Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers’ securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties.

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value.

In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy (including leaving a significant portion of the fund’s assets uninvested) for defensive purposes. Uninvested assets do not earn income for a fund, which may have a significant negative impact on the fund’s yield and may prevent the fund from achieving its investment objective.

C.	Comparison of Advisory Fees, Other Expenses, and Performance

The following charts compare advisory fees, other expenses, and total operating expenses for the year ended December 31, 2011, expressed as an annual percentage of average daily net assets, of the Replaced Portfolio and the Replacement Portfolio. The Initial Class of the Replaced Portfolio adopted a distribution and service plan under Rule 12b-1 under the Act that permits FMR to use its advisory fee revenue as well as past profits or resources to pay for services intended to result in the sale of Initial Class shares and/or support services that benefit variable contract owners. The Replaced Portfolio’s Initial Class 12b-1 Plan does not provide for the deduction of a Rule 12b-1 fee directly from assets of the Replaced Portfolio. The Replacement Portfolio is not subject to a distribution plan or shareholder service plan adopted under Rule

12b-1. Neither the Replaced Portfolio nor the Replacement Portfolio impose a redemption fee.

	Replaced Portfolio	Replacement Portfolio
	Fidelity VIP Money Market Portfolio (Initial Class)	Vanguard Money Market Portfolio
	As of 12/31/11	As of 12/31/11

Advisory Fees	0.17%	0.14%

12b-1 Fee	N/A	N/A

Other Expenses	0.09%	0.04%

Total Expenses	0.26%[5]	0.18%

Less Contractual Fee Waivers and Expense Reimbursements	N/A	N/A

Net Expenses	0.26%	0.18%[6]

The following tables compare the respective asset levels, expenses ratios and performance data for the Replaced Portfolio and the Replacement Portfolio for fiscal years 2009, 2010 and 2011 ended December 31.

5 FMR has voluntarily agreed to reimburse the Initial Class of the Replaced Portfolio to the extent total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) as a percentage of average net assets exceed 0.40%.

6 Vanguard and the Replacement Portfolio’s board of directors have agreed to temporarily limit certain net operating expenses in excess of the Replacement Portfolio’s daily yield to maintain a zero or positive yield for the Portfolio. Vanguard and the Replacement Portfolio’s board of directors may terminate the expense limitation at any time. The ratio of total expenses to average net assets after the voluntary expense limitation was 0.06%.

Fidelity VIP Money Market Portfolio (Initial Class Shares)	Net Assets at End of Period	Expense Ratio	Total Return

2009 2010 2011	$2,013,176,000 $1,345,801,000 $1,323,155,000	0.31% 0.26% 0.26%	0.72% 0.24% 0.11%

Vanguard Money Market Portfolio	Net Assets at End of Period	Expense Ratio	Total Return

2009 2010 2011	$1,415,000,000 $1,214,000,000 $1,218,000,000	0.19% 0.18%[7] 0.18%[7]	0.62% 0.23% 0.17%

The following table shows average annual total returns as of December 31, 2011 for the Replaced Portfolio and the Replacement Portfolio:

Fund	1 Year	5 Year	10 Year
Fidelity VIP Money Market Portfolio (Initial Class)	0.11%	1.84%	2.10%
Vanguard Money Market Portfolio	0.17%	1.80%	2.11%

D.	Merits of the Proposed Substitution

Applicants believe that the Replacement Portfolio is an appropriate replacement for the Replaced Portfolio for each Contract, and that the Replacement Portfolio represents an investment option that is more compatible with the Replaced Portfolio than are any investment options under the Contracts. The Replacement Portfolio has an investment objective substantially identical to that of the Replaced Portfolio. Both pursue their investment objective by investing, under normal market conditions, in a diversified portfolio consisting primarily of high-quality, short-term money market

7 The ratio of total expenses to average net assets for fiscal years ended December 31, 2011 and 2010 after taking into account the voluntary expense limitation was 0.06%.

instruments, including certificates of deposit, banker acceptances, commercial paper and other money market securities. Each invests more than 25% of its assets in securities issued by companies in the financial services industry. Each retains the flexibility to invest in the securities of foreign issuers and in repurchase agreements. There are, however, some distinctions between the way in which the principal investment strategies are pursued by the Replaced Portfolio and the Replacement Portfolio.

The primary difference in the investment strategies of the Replaced Portfolio and the Replacement Portfolio manifests in the extent to which the advisers invest in the securities of issuers in the European Financials sector. For example, the adviser for the Replaced Portfolio invests the assets of the Replaced Portfolio to a greater extent in money market securities issued by issuers in Eurozone countries or in money market securities that receive credit support from entities in Eurozone countries than does the adviser for the Replacement Portfolio.8 In that regard, the adviser for the Replacement Portfolio has taken an active approach to limit exposure to such money market securities. Given ongoing concerns regarding the sovereign debt crisis in the Eurozone and the Replacement Portfolio adviser’s focus on limiting investment in money market securities issued by issuers in Eurozone countries or in money market securities that receive credit support from entities in such countries, the Replacement Portfolio offers a money market investment option with lower investment risk than the Replaced Portfolio.

8 As of June 30, 2012 and 2011, the adviser for the Replaced Portfolio invested 22.2% and 40.1%, respectively, of the assets of the Replaced Portfolio in money market securities issued by issuers in Eurozone countries or in money market securities that receive credit support from entities in Eurozone countries. In comparison, as of June 30, 2012 and 2011, the adviser to the Replacement Portfolio invested 17.6% and 17.8%, respectively, of the assets of the Replacement Portfolio in such money market securities.

The adviser for the Replaced Portfolio may also enter into reverse repurchase agreements for the Replaced Portfolio while the adviser for the Replacement Portfolio does not enter into such agreements for the Replacement Portfolio. In each such instance where the Replaced Portfolio’s investment strategy differs from that of the Replacement Portfolio, the Replaced Portfolio takes on more risk than does the Replacement Portfolio.

There also is a strong similarity in the principal investment risks for the Replacement Portfolio and the Replaced Portfolio. The prospectuses and statements of additional information for both the Replacement Portfolio and the Replaced Portfolio mention each portfolio’s exposure to adverse changes in interest rates, credit risk on the part of issuers of money market securities, and adverse developments in the financial services industry.

Although only the prospectus for the Replacement Portfolio lists manager risk (i.e., the risk that poor security selection would cause the Portfolio to underperform relevant benchmarks or other funds with similar investment objectives), the Replaced Portfolio invests in the same manner resulting in identical risk. Accordingly, notwithstanding some different investment risk disclosure in the prospectus for the Replacement Portfolio, an investment in the Replacement Portfolio should not entail any greater risk than an investment in the Replaced Portfolio, and most likely would entail less risk.

Although the Replacement Portfolio has not yet achieved a level of assets equal to or greater than the Replaced Portfolio, the Replacement Portfolio has a significantly lower expense ratio than the Replaced Portfolio. Also, the level of assets of the

Replacement Portfolio is substantial, and, unlike the Replaced Portfolio, increased in fiscal year 2011. In light of the substantial level of assets of the Replacement Portfolio and recent growth in Replacement Portfolio assets, Applicants believe that the Replacement Portfolio is a viable money market investment option for the Contracts whose expenses should not trend upward over time.9

For those who are Contract owners on the date of the proposed substitution, the Company will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitution, the subaccount investing in the Replacement Portfolio such that the sum of the Replacement Portfolio’s total annual fund operating expenses after fee waiver and/or expense reimbursement and subaccount expenses10 for such period will not exceed, on an annualized basis, the sum of the Replaced Portfolio’s total annual fund operating expenses after fee waiver and/or expense reimbursement and subaccount expenses for the fiscal year preceding the date of the proposed substitution. In addition, for twenty-four months following the proposed substitution, the Company will not increase asset-based fees or charges for Contracts outstanding on the date of the proposed substitution.

9 The Commission has granted requests for exemptive relief to permit substitution transactions where the level of assets of the replaced fund exceeded the level of assets of the replacement fund and other circumstances of the substitution transaction warranted granting exemptive relief. See, e.g., New York Life Insurance and Annuity Corporation, et al., Investment Company Act Rel. No. 29947 (Feb. 14, 2012) (Order), Investment Company Act Rel. No. 29923 (Jan. 19, 2012) (Notice), File No. 812-13902; American Family Life Insurance Company, et al., Investment Company Act Rel. No. 29656 (Apr. 21, 2011) (Order), Investment Company Act Rel. No. 29617 (Mar. 24, 2011) (Notice), File No. 812-13842; American United Life Insurance Company, et al., Investment Company Act Rel. No. 29545 (Dec. 29, 2010) (Order), Investment Company Act Rel. No. 29521 (Nov. 30, 2010) (Notice), File No. 812-13780; CUNA Mutual Life Insurance Company, et al., Investment Company Act Rel. No. 26037 (Apr. 30, 2003) (Order), Investment Company Act Rel. No. 25989 (Notice) (Apr. 2, 2003), File No. 812-12905.

10 Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values. The mortality and expense risk charge is an example of such asset-based fees and charges.

Currently, each Account makes available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts, as applicable, funded by the Accounts. Following the proposed substitution, each Account will continue to make available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts it funds.

E.	Communications with Contract Owners

By supplements to the prospectuses for the Contracts, the Company will notify owners of the Contracts of their intention to take the necessary actions, including seeking the order requested by this Application, to carry out the proposed substitution as described herein. The supplements will advise Contract owners that the Company has filed the Application to seek approval of the substitution, and that if the substitution is approved, any Contract value allocated to a subaccount investing in the Replaced Portfolio on the date of the substitution would be automatically transferred to the subaccount investing in the corresponding Replacement Portfolio. In addition, the supplements will disclose that any Contract owner not wanting his or her entire Contract value in the Replaced Fund to be automatically transferred to the respective Replacement Portfolio on the date of the substitution should consider transferring the Contract value in the Replaced Fund to other investment options available under the Contracts.

The supplements will disclose that from the date of the supplement until the date of the proposed substitution, the Company will not exercise any rights reserved by it under any Contract to impose additional charges for transfers until at least 30 days after the proposed substitution. Similarly, the supplements will disclose that from the date of the supplement until the date of the proposed substitution, the Company will permit

Contract owners to transfer Contract value out of the subaccount currently holding shares of the Replaced Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers that may be permitted in the Contract year without a transfer charge. The supplements will also advise Contract owners that if the proposed substitution is carried out, then each Contract owner affected by the substitution will be sent a written notice (described immediately below) informing them of the facts and details of the substitution. Finally, the supplements will disclose that the Company would bear all expenses related to the substitution, and that there would be no tax consequences for Contract owners as a result of the substitution.

Within five days after the proposed substitution, Contract owners who are affected by the substitution will be sent a written notice informing them that the substitution was carried out. The notice will also reiterate the facts that the Company: (1) will not exercise any rights reserved by it under any of the Contracts to impose additional charges for transfers until at least 30 days after the proposed substitution, and (2) will, for at least 30 days following the proposed substitution, permit such Contract owners to transfer Contract values out of the subaccount holding shares of the Replacement Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. The notice as delivered in certain jurisdictions may also explain that the right of a Contract owner to make transfers following the procedures described above (in connection with the proposed substitution) will not affect such Contract owner’s right, under insurance regulations in those jurisdictions, to exchange his or her Contract for a fixed-benefit life insurance contract or a fixed-benefit annuity Contract during the 60 days following the substitution.

F.	Representations

The Company will carry out the proposed substitution by redeeming shares of the Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the Replacement Portfolio. The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in either of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or the Company’s obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution.

The proposed substitution will not be treated as a transfer of Contract value for the purpose of assessing transfer charges or for determining the number of remaining “free” transfers in a Contract year. The Company will not exercise any right it may have under the Contracts to impose additional charges for Contract value transfers under the Contracts for a period of at least 30 days following the proposed substitution. Similarly, from the date of the supplements until the date of the proposed substitution, the Company will permit Contract owners to make transfers of Contract value out of the Replaced Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. Likewise, for at least 30 days following the proposed substitution, the Company will permit Contract owners affected by the substitution to transfer Contract value out of the Replacement Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge.

The Applicants acknowledge that reliance on the exemptive relief requested herein, if granted, depends upon compliance with all of the representations and conditions set forth in this Application.

The Company is also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

III.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Company of shares of the Replacement Portfolio for Initial Class Shares of the Replaced Portfolio currently held by the Accounts.

A.	Applicable Law

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the Act by the Investment Company Amendments of 1970 (the “1970 Amendments”). Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.11

Congress responded to the Commissioners’ concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments

11 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of the investors and provisions of the Act.12

The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the Act.13 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.

B.	Basis for an Order

All the Contracts expressly reserve for the Company the right, subject to compliance with applicable law, to substitute shares of one fund or portfolio held by a subaccount of an Account for another. The prospectuses for the Contracts and the Accounts contain appropriate disclosure of this right. The Company has reserved this right of substitution both to protect itself and its Contract owners in situations where it believes an underlying fund is no longer appropriate for Contract owners or where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares

12 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

13 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

held by one or more of its separate accounts, and to afford the opportunity to replace such shares where to do so could benefit itself and Contract owners.14

Applicants maintain that Contract owners will be better served by the proposed substitution and that the proposed substitution is appropriate given the Replacement Portfolio, the Replaced Portfolio, and other investment options available under the Contracts. For each one-year, five-year and ten-year period ended December 31, 2011, the Replacement Portfolio has had investment performance comparable to that of the Replaced Portfolio, but with lower investment risk. For the one-year and ten-year periods ended December 31, 2011, the investment performance of the Replacement Portfolio exceeded the investment performance of the Replaced Portfolio, but fell slightly below the investment performance of the Replaced Portfolio for the five-year period. The Replacement Portfolio has also had lower expenses than the Replaced Portfolio over these same periods. In addition, if the voluntary expense limitation arrangement for the Replacement Portfolio is taken into account, the expenses of the Replacement Portfolio for fiscal years 2011 and 2010 would have been substantially lower than the expenses of the Replaced Portfolio for those same fiscal years.

Applicants believe that the Replacement Portfolio and the Replaced Portfolio are substantially the same in their stated investment objectives and principal investment strategies as to afford investors continuity of investment and risk. In addition, Applicants

14 Almost all variable life and variable annuity issuers reserve this right in order to permit a flexible response to various uncontrollable business contingencies.

generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.15

Applicants believe that Contract owners will be better off with the Replacement Portfolio than with the Replaced Portfolio. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts. If the proposed substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values between and among the remaining subaccounts as they could before the proposed substitution.

The proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected subaccount into any of the remaining subaccounts without cost or disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

15 See, e.g., Pruco Life Insurance Company, et al., Investment Company Act Rel. No. 30209 (Sept. 20, 2012) (Order), File No. 812-13990); COUNTRY Investors Life Assurance Company, et al., Investment Company Act Rel. No. 29717 (July 7, 2011) (Order), File No. 812-13865; Allianz Life Insurance Company of North America, et al., Investment Company Act Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; TIAA-CREF Life Insurance Company, et al., Investment Company Act Rel. No. 29709 (June 28, 2011) (Order), File No. 812-13791; National Life Insurance Company, et al., Investment Company Act Rel. No. 29662 (Apr. 29, 2011) (Order), File No. 812-13806; American Family Life Insurance Company, et al., Investment Company Act Rel. No. 29656 (Apr. 21, 2011) (Order), File No. 812-13842; American United Life Insurance Company, et al., Investment Company Act Rel. No. 29545 (Dec. 29, 2010) (Order), File No. 812-13780; Nationwide Life Insurance Company, et al., Investment Company Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al., Investment Company Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; Nationwide Life Insurance Company, et al., Investment Company Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495.

The proposed substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They also select the specific type of coverage offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners may also have considered the size, financial condition, type, and reputation for service of the Company, from whom they purchased their Contract in the first place. These factors will not change because of the proposed substitution.

C.	Specific Representations and Request for an Order

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by the Company. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV.	COMMUNICATIONS

Please address all communications concerning this application and Notice and Order to:

David C. Holman, Esq.

American Family Life Insurance Company

6000 American Parkway

Madison, Wisconsin 53783-0001

Please address any questions concerning this application and a copy of any communications, Notice or Order to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20001-3980

V.	AUTHORIZATIONS

Under Wisconsin law and the articles of incorporation and by-laws of the Company, its business and affairs are to be conducted by its board of directors. Under Wisconsin Insurance Law, the business and affairs of each of the Accounts are conducted by the Company. In accordance with such laws, articles, and by-laws, the board of directors of the Company adopted resolutions authorizing the appropriate officers to prepare, execute, and file with the Commission applications for orders of approval and exemption that may be necessary from time to time to carry on the operations of the Accounts. A certified copy of these resolutions is attached as Exhibit A hereto. Accordingly, the person signing and filing this application has been fully authorized to do so.

American Family Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of American Family Variable Account I and American Family Variable Account II in the State of Wisconsin on the 7th day of January, 2013.

AMERICAN FAMILY LIFE INSURANCE COMPANY
AMERICAN FAMILY VARIABLE ACCOUNT I
AMERICAN FAMILY VARIABLE ACCOUNT II

By: AMERICAN FAMILY LIFE INSURANCE COMPANY

/S/ DAVID C. HOLMAN
By: David C. Holman

Title:	Chief Legal Officer
(Seal)

Attest:	/S/ ANN F. WENZEL
By: Ann F. Wenzel
Title:	Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the attached application dated the 7th day of January, 2013, for and on behalf of American Family Life Insurance Company, American Family Variable Account I and American Family Variable Account II, that he is Chief Legal Officer of American Family Life Insurance Company, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/S/ DAVID C. HOLMAN
David C. Holman
Chief Legal Officer

EXHIBIT INDEX

EXHIBIT A	Resolutions of American Family Life Insurance Company Authorizing the Filing of the Application

EXHIBIT A

Resolutions of American Family Life Insurance Company

Authorizing the Filing of the Application

AMERICAN FAMILY LIFE INSURANCE COMPANY

Directors’ Meeting

August 7, 2000

RESOLUTIONS AUTHORIZING

A VARIABLE LIFE SEPARATE ACCOUNT

BE IT RESOLVED, That this Board of Directors hereby establishes, with the approval of the Wisconsin Commissioner of Insurance, a separate account within American Family Life Insurance Company, pursuant to sections 611.24 and 611.25 of the Wisconsin Statutes, designated as “American Family Variable Account I” (hereinafter “Variable Account I”)’ for the following uses and purposes, and subject to such conditions as hereinafter set forth; and

FURTHER RESOLVED, That Variable Account I is established for the purpose of providing for the issuance by the Company of certain variable life insurance policies (the “Policies”), and shall constitute a funding medium to support reserves under such Policies issued by the Company; and

FURTHER RESOLVED, That the income, gains and losses, realized or unrealized, from assets allocated to Variable Account I shall be credited to or charged against Variable Account I, without regard to other income, gains or losses of the Company; and

FURTHER RESOLVED, That the assets of Variable Account I equal to the reserves and other liabilities under the Policies and any other policies issued through Variable Account I may not be charged with liabilities arising out of any other business the Company may conduct; and

FURTHER RESOLVED, That Variable Account I shall be divided into investment subaccounts (the “Subaccounts”), each of which shall invest in the shares of a mutual fund portfolio, and net premiums under the Policies shall be allocated in accordance with instructions received form owners of the Policies; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to add or remove any Subaccount of Variable Account I or add or remove any mutual fund as may hereafter be deemed necessary or appropriate; and

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FURTHER RESOLVED, That the income, gains and losses, realized or unrealized, from assets allocated to each Subaccount of Variable Account I shall be credited to or charged against such Subaccount of Variable Account I, without regard to other income, gains or losses of any other Subaccount of Variable Account I; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to invest such amount or amounts of the Company’s cash in Variable Account I or in any Subaccount thereof or in any mutual fund as may be deemed necessary or appropriate to facilitate the commencement of Variable Account I’s and/or to meet any minimum capital requirements under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to transfer cash from time to time from the Company’s general account to Variable Account I, or from Variable Account I to the general account, as deemed necessary or appropriate and consistent with the terms of the Policies; and

FURTHER RESOLVED, That this Board reserves the right to change the designation of Variable Account I hereafter to such other designation as it may deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them , with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require are severally authorized and directed to take all action necessary to: (a) register Variable Account I as a unit investment trust under the 1940 Act; (b) register the Policies in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Policies for sale and the operation of Variable Account I in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable Federal Laws, including the filing of any registration statements, any undertakings, no-action requests, consents, and any applications for exemptions from

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the 1940 Act or other applicable federal laws and any amendments to the foregoing as the officers of the Company shall deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of Variable Account I, and by the Company as sponsor and depositor, a Notification of Registration on Form N-8A, a registration statement registering Variable Account I as an investment company under the 1940 Act, and a registration statement registering the Policies under the 1933 Act, and all amendments to the foregoing on behalf of Variable Account I and the Company and on behalf of and as attorneys-in-fact for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer of the Company; and

FURTHER RESOLVED, That the Executive Vice President, Legal is duly appointed as agent for service under any such registration statement, duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized on behalf of Variable Account I and on behalf of the Company to take any and all action that each of them may deem necessary or advisable in order to offer and sell the Policies, including any registrations, filings and qualifications both of the Company, its officers, agents and employees, and of the Policies, under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, requests, undertakings, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which such officers or legal counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the officers or legal counsel deem it to be in the best interests of Variable Account I and the Company; and

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FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, be and they hereby are severally authorized in the names and on behalf of Variable Account I and the company to execute and file irrevocable written consents on the part of Variable Account I and of the Company to be used in such states wherein such consents to service of process may be required under the insurance or securities laws therein in connection with the registration or qualification of the Policies and to appoint the appropriate state official, or such other person as may be allowed by insurance or securities laws, agent of Variable Account I and of the Company for the purpose of receiving and accepting process, and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to establish procedures under which the Company will provide voting rights for owners of the policies with respect to securities owned by Variable Account I; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them , with full power to act without the others, are hereby severally authorized to execute such agreement or agreements as deemed necessary and appropriate (i) with American Family Securities, LLC, or such other entity will be appointed principal underwriter and distributor for the policies, (ii) with one or more qualified banks or other qualified entities to provide administrative and/or custody services in connection with the establishment and maintenance of Variable Account I and the design, issuance, and administration of the policies, and (iii) with the designed mutual funds and/or the principal underwriter and distributor of those funds for the purchase and redemption of fund shares; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are hereby severally authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and

FURTHER RESOLVED, that the Company hereby adopts and establishes the following Standards of Conduct for itself and its officers, directors, and employees (each, an

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“Employee”) with respect to the purchase or sale of investments of Variable Account I:

No Employee shall:

1. Employ any device, scheme or artifice to defraud Variable Account I or the owners of the Policies;

2. Make any untrue statement of a material fact with respect to the investments of Variable Account I or omit to state a material fact necessary in order to make the statements made, in light of the Circumstances in which they were made, not misleading;

3. Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon Variable Account I or the owners of the Policies;

4. Engage in any manipulative practice with respect to Variable Account I or the owners of the Policies;

5. Sell to, or purchase from, Variable Account I any securities or other property, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

6. Purchase or allow to be purchased for Variable Account I any securities of which the Company or an affiliated company is the issuer, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

7. Accept any compensation other than a regular salary or wages from the Company or an affiliated company for the sale or purchase of investment securities to or from Variable Account I except as permitted under applicable laws, rules, regulations, order, or other interpretations of any government, agency or self-regulatory organization;

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8. Engage in any joint transaction, participation or common undertaking whereby the Company or an affiliated company participates with Variable Account I in any transaction in which the Company or an affiliated company obtains an advantage in the price or quality of the item purchased, the service received or in the cost of such service, and Variable Account I or the owners of the Policies are disadvantaged in any of these respects by the same transaction; or

9. Borrow money or securities from Variable Account I other than under a policy loan provision.

FURTHER RESOLVED, that the Company shall require any third party providing administrative services to Variable Account I to adopt Standards of Conduct encompassing the standards set forth above.

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AMERICAN FAMILY LIFE INSURANACE COMPANY

Directors’ Meeting

August 7, 2000

RESOLUTIONS AUTHORIZING

A VARIABLE ANNUITY SEPARATE ACCOUNT

BE IT RESOLVED, That this Board of Directors hereby establishes, with the approval of the Wisconsin Commissioner of Insurance, a separate account within American Family Life Insurance Company, pursuant to sections 611.24 and 611.25 of the Wisconsin Statutes, designated as “American Family Variable Account II” (hereinafter “Variable Account II”)’ for the following uses and purposes, and subject to such conditions as hereinafter set forth; and

FURTHER RESOLVED, That Variable Account II is established for the purpose of providing for the issuance by the Company of certain deferred and immediate variable annuity contracts (collectively, the “Contracts”), and shall constitute a funding medium to support reserves under such Contracts issued by the Company; and

FURTHER RESOLVED, That the income, gains and losses, whether or not realized, from assets allocated to the Variable Account II shall, in accordance with the Contracts, be credited to or charged against the Variable Account II without regard to other income, gains or losses of the Company; and

FURTHER RESOLVED, That to the extent provided under the Contracts, that portion of the assets of the Variable Account II equal to the reserves and other contract liabilities with respect to the Variable Account II shall not be chargeable with liabilities arising out of any other business the Company may conduct; and

FURTHER RESOLVED, That the investment policy and objective of the Variable Account II is to invest in shares of an investment portfolio of a management investment company or in units or other interests in a unit investment trust, real estate investment trust or other pooled investment vehicle, which portfolio, trust or pooled investment vehicle has a stated investment objective (hereinafter, a “designated fund”); and

FURTHER RESOLVED, That Variable Account II shall be divided into subaccounts, and each subaccount in Variable

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Account II shall invest in the shares of a single investment portfolio of a management investment company or in units or other interests in a unit investment trust, real estate investment trust or other pooled investment vehicle, as permitted by the Contracts; and

FURTHER RESOLVED, That the income, gains and losses, whether or not realized, from assets allocated to each subaccount of Variable Account II shall, if provided for in the Contracts, be credited to or charged against such subaccount of Variable Account II without regard to other income, gains or losses of any other subaccount of Variable Account II; and

FURTHER RESOLVED, That this Board expressly reserves the right to: (1) add or remove any subaccount or Variable Account II, (2) substitute shares of or interests in one designated fund for another, or (3) change the designation of a subaccount or of Variable Account II, as it may hereafter deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to invest such amount or amounts of the Company’s cash in Variable Account II or in any subaccount as may be deemed necessary or appropriate to facilitate the commencement of Variable Account II’s operations and/or to meet any minimum capital requirements under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to transfer cash from time to time between the Company’s general account and Variable Account II as deemed necessary or appropriate and consistent with the terms of the Contracts; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are severally authorized and directed to take all action necessary to: (a) register Variable Account II as a unit investment trust under the 1940 Act, (b) register interests in the Variable Account II (including the Contracts) in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate

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under the Securities Act of 1933 (the “1933 Act”), and (c) take all other actions that are necessary in connection with the offering of the Contracts for sale and the operation of Variable Account II in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable federal laws, including the filing of registration statements or any amendments to registration statements, any undertakings, and any applications for exemptions from the 1940 Act or other applicable federal laws as the officers of the Company shall deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of Variable Account II, and by the Company as sponsor and depositor, and on behalf of and as attorneys-in-fact for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer or director of the Company: (1) a Notification of Registration on Form N-8A registering Variable Account II as an investment company under the 1940 Act, (2) a registration statement under the 1940 Act, (3) a registration statement under the 1933 Act registering interests in Variable Account II (including the Contracts), and (4) any and all amendments to the foregoing; and

FURTHER RESOLVED, That the Executive Vice President, Legal is duly appointed as agent for service of process under any such registration statement, duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized behalf of the Separate Account and on behalf of the Company to take any and all action that each of them may deem necessary or advisable in order to offer and sell interests in Variable Account II (including the Contracts), including any registrations, filings and qualifications both of the Company, its officers, agents and employees, and of the Contracts, under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under

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such laws, and to take any and all further action which such officers or legal counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the officers or legal counsel deem it to be in the best interests of Variable Account II; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized in the names and on behalf of Variable Account II and the Company to execute and file irrevocable written consents on the part of Variable Account II and of the Company to be used in such states wherein such consents to service of process may be requisite under the insurance or securities laws therein in connection with the registration or qualification of the Contracts, and to appoint the appropriate state official, or such other person as may be allowed by insurance or securities laws, agent of Variable Account II and of the Company for the purpose of receiving and accepting process; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to establish procedures under which the Company will provide voting rights for owners of the Contracts with respect to securities owned by Variable Account II; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to execute such agreement or agreements as deemed necessary and appropriate (1) with American Family Securities, LLC or other qualified entity under which American Family Securities, LLC or such other entity will be appointed principal underwriter and distributor for interests in Variable Account II (including the Contracts), (2) with one or more qualified banks or other qualified entities to provide administrative and/or custody services in connection with the establishment and maintenance of Variable Account II and the design, issuance, and administration of the Contracts, and (3) with the designated funds and/or the principal underwriter and distributor of those funds for the purchase and redemption of shares, units or interests in such designated funds and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to execute and deliver

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such agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and

FURTHER RESOLVED, that the Company hereby adopts and establishes the following Standards of Conduct for itself and its officers, directors, employees and affiliates (each an “Employee”) with respect to the purchase or sale of investments of Variable Account II:

No Employee shall:

1. Employ any device, scheme or artifice to defraud Variable Account II or the owners of the Contracts;

2. Make any untrue statement of a material fact with respect to the investments of Variable Account II or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

3. Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon Variable Account II or the owners of the Contracts;

4. Engage in any manipulative practice with respect to Variable Account II or the owners of the Contracts;

5. Sell to, or purchase from, Variable Account II any securities or other property, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

6. Purchase or allow to be purchased for Variable Account II any securities of which the Company or an affiliated company is the issuer, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

7. Accept any compensation other than a regular salary or wages from the Company or an affiliated company for the sale or purchase of investment securities to or from Variable Account II except as

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permitted under applicable laws, rules, regulations, order, or other interpretations of any government, agency or self-regulatory organization;

8. Engage in any joint transaction, participation or common undertaking whereby the Company or an affiliated company participates with Variable Account II in any transaction in which the Company or an affiliated company obtains an advantage in the price or quality of the item purchased, the service received or in the cost of such service, and Variable Account II or the owners of the Contracts are disadvantaged in any of these respects by the same transaction; or

9. Borrow money or securities from Variable Account II other than under a Contract loan provision.

FURTHER RESOLVED, that the Company shall require any third party providing administrative services to Variable Account II to adopt Standards of Conduct encompassing the standards set forth above.

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